EXHIBIT 99.2

March 4, 2013

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report

Supplementary report to the report filed on February 12, 2013:

Primary details added/completed:

Further to the above report of a claim and motion to certify the claim as a class action filed in connection with the malfunction on the network of its subsidiary, Pelephone Communications Ltd. ("Pelephone"), a supplementary report is hereby provided that on March 3, 2013, the Company received a notice from Pelephone whereby an additional claim (and motion to certify it as a class action) in the same matter had been filed with the Jerusalem District Court against Pelephone, for an estimated sum of NIS 160 million.

According to the Petitioner, the members of the plaintiff class are all customers of Pelephone and customers of the companies hosted on the network ("Rami Levy" and "Hot Mobile"). Pelephone is studying the claim and neither Pelephone and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.